April 10, 2020

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Green Stream Holdings Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
Filed March 24, 2020
File No. 024-11086

Ladies and Gentleman:

The Company is in receipt of the Commission’s letter dated April 8, 2020. The Company made the following amendments to the above referenced filing pursuant to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the letter. We have included a narrative response herein keyed to the comments set forth in the Staff’s comment letter.

General

1.	We have revised the signature page to identify the Company’s Principal Executive Officer and Principal Accounting Officer.

Exhibits

2.	We have provided a new legal opinion covering the sale of up to 100,226,655 shares of common stock.

Should the Staff have any further or questions or comments please contact the understand or Company counsel, Jonathan Leinwand, Esq. at 954-903-7856.

Very Truly Yours,

GREEN STREAM HOLDINGS, INC.

By:/s/ Madeleine Cammarata

Madeleine Cammarata, CEO